Exhibit 99.1

4D pharma plc

4D pharma Announces $30 Million Credit Facility with Oxford Finance

Leeds, UK, July 29, 2021 – 4D pharma plc (AIM: DDDD, NASDAQ: LBPS), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, today announces the closing of a senior secured credit facility for up to $30m with Oxford Finance LLC, a specialty finance firm that provides senior debt to life sciences and healthcare services companies.

“The credit facility from Oxford Finance provides access to additional capital strengthening our financial position and increasing our financial flexibility as we continue to advance our programs to bring first-in-class Live Biotherapeutics to market,” said Duncan Peyton, CEO of 4D pharma. “The initial $12.5 million tranche of this financing extends our cash runway into Q4 2022, with multiple clinical catalysts throughout 2021 and 2022.”

“4D pharma have made remarkable progress in advancing their portfolio of novel drug candidates across multiple therapeutic areas, demonstrating their leadership in the microbiome field,” said Christopher A. Herr, senior managing director at Oxford Finance. “Oxford Finance is pleased to support 4D pharma as it continues to progress its pipeline of innovative Live Biotherapeutics.”

This financing provides 4D pharma with up to $30 million of cash in three tranches: an initial tranche of $12.5 million at closing, with the remaining $7.5 million and $10 million tranches dependent on the achievement of certain milestones. The facility will require 4D pharma to make monthly interest-only payments through to September 1, 2023, or, subject to the achievement of development milestones, September 1, 2024.

4D pharma has also granted Oxford Finance a warrant, exercisable for five years from today, to subscribe for 212,568 new ordinary shares in the Company at $1.18 per share. Further warrants will be granted to Oxford Finance as further tranches are drawn down.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease. 4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has five clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA® (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson’s disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com

4D pharma plc

About Oxford Finance LLC

Oxford Finance is a specialty finance firm providing senior secured loans to public and private life sciences and healthcare services companies worldwide. For over 20 years, Oxford has delivered flexible financing solutions to its clients, enabling these companies to maximize their equity by leveraging their assets. In recent years, Oxford has originated over $7 billion in loans, with lines of credit ranging from $5 million to $150 million. Oxford is headquartered in Alexandria, Va., with additional offices in San Diego, Calif.; Palo Alto, Calif.; and the greater Boston and New York City areas. For more information, visit https://oxfordfinance.com/

Contact Information:

4D pharma

Investor Relations: ir@4dpharmaplc.com

Singer Capital Markets - Nominated Adviser and Joint Broker +44 (0)20 7496 3000

Philip Davies / Iqra Amin / James Fischer (Corporate Finance)

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker +44 (0)20 7332 2500

Dominic Wilson / Phil Walker

Stern Investor Relations, Inc. +1-212-362-1200

Julie Seidel Julie.seidel@sternir.com

Image Box Communications +44 (0)20 8943 4685

Neil Hunter / Michelle Boxall

neil@ibcomms.agency / michelle@ibcomms.agency

4D pharma plc

Forward-Looking Statements

This announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding the availability of future tranches, the intended use of proceeds, the effect of the funds on the company’s current and future financial position and flexibility, the duration of the cash runway resulting from the initial tranche, and the company’s leadership position in the microbiome field are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including the risks that the conditions to future tranches will not be satisfied, and that the funds do not provide the anticipated benefits or last for the anticipated cash runway, and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission (“SEC”), should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.